ARKEMA

RECEIVED

2009 FEB -9 A 11:39

February, 3rd, 2009

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

[redacted]

09045286

Rule 12g3-2(b) Exemption
File No. 082-34965

PROCESSED
MAR 2 2009
THOMSON REUTERS

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press Releases :
  1. CECA expands its activities in the filtration sector with the acquisition of Winkelmann Mineraria

ARKEMA
The world is our inspiration

Press release
Communiqué de presse

Colombes, February 2nd 2009

CECA expands its activities in the filtration sector with the acquisition of Winkelmann Mineraria

CECA, Arkema's Specialty Chemicals business unit, has today announced the acquisition of the Italian company Winkelmann Mineraria. This company's main activity is expanded perlite manufacture for the agro-food market, and its annual sales are of the order of € 6 M.

"This acquisition enables us to expand our filter aid range for the markets of Southern Europe and the Mediterranean Basin through perlite as well as cellulose, the latest line in our product portfolio. It will therefore further bolster our European leading ranking in the filtration markets" states Christophe Villain, CECA Managing Director.

This deal reflects CECA's desire to boost its standing in the filtration markets for the agro-food and wine-making industry, in which perlite is widely used. Cellulose is used in particular to prepare precoat filtration prior to the perlite-based process.

Headquartered in Milan (Italy), Winkelmann Mineraria currently employs 23 people and operates two production lines at its Foggia site (Italy), one for the manufacture of perlite marketed under the tradename Randalite, and the other for the manufacture of cellulose marketed under the tradename Randacel.

Perlite is a siliceous volcanic rock which can be expanded through heating at temperatures of the order of 1000℃. This expansion process significantly increa ses its porosity in particular, making it an excellent fiter aid for liquids with a high concentration of solids.

CECA, a subsidiary of the Arkema Group, is a world player in Specialty Chemicals. CECA constantly strives to improve its customers' performance by creating and developing adsorbents, chemical intermediates, and additives. CECA operates an extensive network of industrial facilities in Europe, together with two research centres (GRL and CRRA) dedicated to Customer innovation.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END